Clarification of the report "Chunghwa Telecom may reduce 4 billion NT dollars from capital expenditures"

Date of events: 2014/07/31

Contents:

1.	Date of occurrence of the event: 2014/07/31

2.	Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: Commercial Times

6.	Content of the report: Chunghwa Telecom may reduce 4 billion NT dollars from capital expenditures.

7.	Cause of occurrence: None.

8.	Countermeasures: None.

9.	Any other matters that need to be specified: The Company always follows the information disclosure procedure as required by related regulations, and does not have any comments on the media report.